UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2003
or
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _______________________________ to ______________________

Commission file number 001-15565

SEMCO Energy, Inc.
401(k) Plan
(Full title of the plan)

SEMCO Energy, Inc.
(Name of issuer of securities held pursuant to the plan)

28470 13 Mile Road, Suite 300, Farmington Hills, Michigan 48334
(Address of principal executive offices)

SEMCO Energy, Inc.
401(k) Plan
Index to Financial Statements

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	3
Notes to Financial Statements	4-10

Supplemental Schedules*
Schedule H, Item 4i – Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2003	11

* Note: Additional schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included as they are either not applicable or the information required to be set forth therein is adequately disclosed in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
SEMCO Energy, Inc. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of SEMCO Energy, Inc. 401(k) Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 10, 2004

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SEMCO Energy, Inc.
401(k) Plan
Statements of Net Assets Available for Plan Benefits
As of December 31, 2003 and 2002

	2003	2002

ASSETS:

Investments - at fair value -
Common/collective trusts	$21,207,831	$20,736,996
Mutual funds	27,535,149	19,991,906
SEMCO common stock	5,042,367	5,553,898
Other investments - Tradelink accounts	3,024,968	2,551,688
Employee loans	1,408,400	1,256,393

	58,218,715	50,090,881

Cash	681	640

Receivables -
Employer contributions receivable	6,698	11,082
Employee contributions receivable	13,551	30,148

	20,249	41,230

Total Assets	58,239,645	50,132,751

LIABILITIES:

Accounts payable	18	0

Total Liabilities	18	0

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$58,239,627	$50,132,751

The accompanying notes are an integral part of these statements.

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SEMCO Energy, Inc.
401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2003

INVESTMENT INCOME/(LOSS):
Interest and dividend income	$1,941,378
Net realized and unrealized appreciation in investments	4,206,017

6,147,395

CONTRIBUTIONS:
Employee	2,415,839
Employer	1,249,455

3,665,294

Total Additions	9,812,689

BENEFIT PAYMENTS:
Distributions paid to participants	1,705,813

Total Payments	1,705,813

Net Increase/(Decrease)	8,106,876

NET ASSETS AVAILABLE FOR PLAN BENEFITS, Beginning of year	50,132,751

NET ASSETS AVAILABLE FOR PLAN BENEFITS, End of year	$58,239,627

The accompanying notes are an integral part of these statements.

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SEMCO Energy, Inc.
401(k) Plan
Notes to Financial Statements

(1)   PLAN DESCRIPTION

General

The following brief description of the SEMCO Energy, Inc. 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement or direct inquiries to the plan administrator for more complete information.

The Plan is a contributory defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Board of Directors of SEMCO Energy, Inc. (the Company) has appointed the SEMCO Pension and Investment Committee to be responsible for the administration of the Plan. The Company currently acts as the Plan’s administrator.

Through June 30, 2002, the Frank Russell Trust Company was designated as the Trustee for all assets held by the Plan. Effective July 1, 2002, T. Rowe Price was designated as the Trustee for all assets held by the Plan.

Also effective July 1, 2002, per joint agreement of the SEMCO Pension and Investment Committee and the ENSTAR Administrative Committee, the ENSTAR Natural Gas Company Thrift Investment Plan was merged into the Plan.

Through October 1998, SEMCO Energy, Inc. maintained an Employee Stock Ownership Plan and Trust (ESOT) that was invested 100% in SEMCO Energy, Inc. common stock. Effective October 1998, the ESOT was merged into the SEMCO Energy, Inc. 401(k) Plan. The ESOT plan was designed to comply with Section 4975(e)(7) and the regulations there under of the Internal Revenue Code of 1986, as amended and was subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The amount of annual contributions was at the discretion of the Company. Contributions were allocated to participants based on the relation of each participant’s total eligible compensation to the total of all participants’ eligible compensation. The amount in a participant’s ESOT account vested when the participant had accrued five qualifying years of service. Non-vested amounts attributable to Employer Contributions to the ESOT prior to March 1, 1998, are forfeited when the participant has incurred a break in service of five consecutive plan years. At December 31, 2003, forfeited non-vested accounts totaled approximately $4,403. Forfeited amounts are used to reduce subsequent employer matching contributions. ESOT shares held in the participant accounts cannot be diversified until a participant attains the age of 55, at which time a participant may elect under plan provisions to diversify 100% of their investment in ESOT shares. Amounts invested in ESOT shares were $2,210,872 and $2,671,236 at December 31, 2003 and December 31, 2002, respectively. Participants are 100% vested in all other non-ESOT shares of SEMCO Energy, Inc. common stock held in their accounts.

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SEMCO Energy, Inc.
401(k) Plan
Notes to Financial Statements (Continued)

(1)   PLAN DESCRIPTION (Continued)

Participation

All non-student employees of the Company are eligible to participate immediately and as soon as practicable following the later of the date of employment or the date of attainment of age 18. Employees hired for a limited period (students) are not eligible to participate.

Contributions

Through June 30, 2002, each participant could elect to defer portions of his salary through contributions to the Plan in whole percentages up to 15%; effective July 1, 2002, participants may defer up to 80% of eligible compensation. Participants may also make after-tax contributions. Each participant may specify the percentage (in multiples of 1%) of his contribution, which is to be invested in each Investment Fund. Each participant’s annual contribution is subject to certain limitations. In addition, employees may contribute the eligible portion of a distribution received from another qualified plan (rollover deposits).

Employer matching contributions are 100% of the portion of the first 3% of eligible participant compensation and 50% of the portion of the next 2% of compensation for which pre-tax elective deferrals are effected. ENSTAR Natural Gas Division union employees receive employer matching contributions at 100% of the portion of the first 4% of pre-tax or after-tax contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation (where applicable) of (a) Employer contributions and (b) net Plan earnings. The allocation of the Employer contribution is based on the participant’s contributions. All other allocations are based on participants’ account balances, as defined.

Participants may, at any time, redirect their account balance (in even multiples of 1%) among the various investment fund options offered by the Plan.

Vesting

Each participant is immediately 100% vested in their own contributions, Employer contributions and Plan earnings thereon except for amounts in ESOT accounts derived from Employer contributions to the ESOT Plan prior to March 1, 1998.

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SEMCO Energy, Inc.
401(k) Plan
Notes to Financial Statements (Continued)

(1)   PLAN DESCRIPTION (Continued)

Investment Options

Participants are able to elect to have their contributions invested in any one or more of the following investment options. (Participants should refer to each fund’s prospectus for investment decision information.)

▪   TRP Equity Income Fund
▪   TRP Growth Stock Fund
▪   TRP Small-Cap Value Fund
▪   TRP Personal Strategy – Income Fund
▪   TRP Personal Strategy – Balanced Fund
▪   TRP Equity Index 500 Fund
▪   TRP Stable Value Fund
▪   PIMCO Total Return Admin Fund
▪   Morgan Stanley Int’l. Equity B Fund
▪   INVESCO Small Company Growth Fund
▪   Tradelink investments
▪   SEMCO common stock

Tradelink investments represent funds included in individual brokerage accounts as allowed by the plan document.

Participant Loans

The Plan allows for participants to take a maximum of two loans at any one time against their accounts, excluding ESOT or company match assets. The loans must be non-discriminatory and available to all eligible applicants on an equivalent basis. Loans used to acquire or construct the borrower’s principal residence must be paid back within 360 months; all other loans must be paid back within 60 months of the loan date. Loans must also charge a reasonable rate of interest which is defined in Plan documents as the prime rate plus 1%. Interest rates for principle residence loans are set at the time the promissory note is generated; for all other loans, the interest rate is set as of the date the loan is requested. As of December 31, 2003, loans had interest rates ranging from 5.0% to 11.5%, and mature at various dates up through March 19, 2020.

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SEMCO Energy, Inc.
401(k) Plan
Notes to Financial Statements (Continued)

(1)   PLAN DESCRIPTION (Continued)

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum payment equal to the vested portion of his account or periodic installments or a combination of both.

In March 2002, the Plan was amended to allow participants to elect to withdraw current year dividends paid on the SEMCO Energy, Inc. stock held in their account. In 2003, participants elected to withdraw $6,041 of dividends paid on SEMCO Energy, Inc. stock. Gross dividends received by the Plan are included in interest and dividend income and the withdrawals are included in the amount reported as distributions to participants.

Related-Party Transactions

During 2003 and 2002, the Plan had transactions with Frank Russell Trust Company (former trustee through June 30, 2002), T. Rowe Price (current trustee effective July 1, 2002) and SEMCO Energy, Inc. that qualify as party-in-interest. The amount invested in SEMCO common stock at December 31, 2003 and December 31, 2002 represents 9 percent and 11 percent, respectively, of total investments. Participant loans also qualify as party-in-interest.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment transactions are recorded on a trade-date basis. Investments in marketable securities are reflected in the Statements of Net Assets Available for Plan Benefits at fair value as determined by quoted market prices in an active market. Common/collective trusts and other investments that have no quoted market price are stated at estimated fair value as determined by the Trustee. The company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

Each investment fund of the trust was allocated to the Plan by summarizing individual employee investment balances at December 31, 2003 and 2002.

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SEMCO Energy, Inc.
401(k) Plan
Notes to Financial Statements (Continued)

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Net Investment Income (Expense)

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Assets Available for Benefits the net realized and unrealized appreciation in investments, which consists of realized gains and losses, and the unrealized gains and losses on these investments. The net realized gain or loss on the sale of investments was determined for accounting purposes using cost basis. The net unrealized gain or loss on investments is the difference between the value at December 31 of the prior year or current year cost, if acquired during the year, and the current value of the investments at year-end.

Net investment income/(expense) was allocated to the Plan by summarizing earnings (losses) as posted to each participant’s account.

Administrative Expenses

Expenses for each fund are netted against investment income credited to the participants. Brokerage fees associated with maintaining Tradelink accounts and loan fees are paid by the participant. The employer pays annual trustee fees and other administrative expenses.

Payment of Benefits

Benefits are recorded when paid.

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SEMCO Energy, Inc.
401(k) Plan
Notes to Financial Statements (Continued)

(3)   INVESTMENTS

All of the Plan’s investments are held by a trust-administered trust fund. The fair value of investments that represent 5 percent or more of the Plan’s net assets are as follows:

	2003	2002

T. Rowe Price -
TRP Equity Income Fund	$6,485,143	$4,866,518
TRP Growth Stock Fund	4,392,195	3,040,706
TRP Small-Cap Value Fund	4,517,749	2,922,967
TRP Stable Value Fund	21,207,831	20,736,996
PIMCO Total Return Admin.	3,341,312	3,360,622
Morgan Stanley International Equity B	2,728,870	0
SEMCO common stock	5,042,367	5,553,898

At December 31, 2003, the amount the Plan had invested in SEMCO common stock represented approximately 9% of total investments and is reported at the fair value of $5,042,367 based on a closing price per share of $4.90. As of June 10, 2004, the closing price per share is $6.07.

In 2003, the Plan reported an increase in value of investments of $4,473,149, consisting of an increase in value of mutual funds of $4,776,988 offset by a decrease in SEMCO common stock of $303,839.

(4)   INCOME TAX STATUS

The Internal Revenue Service has determined and informed SEMCO Energy, Inc. by letter most recently dated October 4, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and is therefore not subject to tax under present income tax laws. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

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SEMCO Energy, Inc.
401(k) Plan
Notes to Financial Statements (Continued)

(5)   RELATED PARTIES

T. Rowe Price (Trustee) is authorized under contract provisions, and by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control. For the year ended December 31, 2003, purchases and sales with the Trustee totaled $3,997,783 and $3,114,370, respectively.

(6)   RISKS AND UNCERTAINTIES

The Plan provides for various investment options whose underlying investment securities include stocks, bonds and fixed income securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the statement of changes in net assets available for plan benefits.

(7)   PLAN TERMINATION

Although it has not expressed any intent to terminate the plan, the Employer has the right to amend, modify, or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan by the Employer, all participant accounts become 100 percent vested. The Plan administrator shall then direct the Trustee to:

i.     Continue to hold the assets allocated to each participant in the Trust Fund in accordance with the provisions of the Plan without regard to termination until all funds have been distributed in accordance with the Plan, or

ii.    Immediately distribute to each participant his allocated share of the Trust Fund.

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SEMCO Energy, Inc.
401(k) Plan
Schedule H, Item 4I - Schedule of Assets Held for
Investment Purposes at End of Year (At December 31, 2003)

				(e) Current
(a)	(b) Identity of Issue, Borrower, etc.	(c) Description of Investment	(d) Cost	Value

	Registered investment companies

*	T. Rowe Price	Equity Income Fund	**	6,485,143

*	T. Rowe Price	TRP Growth Stock Fund	**	4,392,195

*	T. Rowe Price	TRP Small-Cap Value Fund	**	4,517,749

*	T. Rowe Price	TRP Personal Strategy - Income	**	1,594,809

*	T. Rowe Price	TRP Equity Index 500 Fund	**	1,775,340

*	T. Rowe Price	TRP Personal Strategy - Balanced	**	735,057

	PIMCO	PIMCO Total Return Admin	**	3,341,312

	Morgan Stanley	Morgan Stanley Int'l. Equity, B	**	2,728,870

	INVESCO	INVESCO Small Company Growth	**	1,964,674

	Common/Collective trusts

*	T. Rowe Price	TRP Stable Value Fund	**	21,207,831

	Common stock

*	SEMCO Energy, Inc.	SEMCO Energy, Inc. common	10,309,543	5,042,367

	Loans

*	Participant Loans	Rates of interest from 5.0% to 11.5%	**	1,408,400

	Other investments (broker accounts)

	Various	Tradelink Investments	**	3,024,968

				58,218,715

	* Party-in-interest
	** Not required per Department of Labor reporting for 100% participant-directed investments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SEMCO Energy, Inc. 401(k) Plan

Date: June 28, 2004	By:	/s/ Steven W. Warsinske

Steven W. Warsinske
Vice President and Controller

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EXHIBIT INDEX
Form 11-K
Year ended December 31, 2003

Exhibit No.	Description	Filed Herewith

23	Consent of Independent Registered Public Accounting Firm	x

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